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Crawford & Company  (Registrant)
5620 Glenridge Dr.
Atlanta, GA 30342


October 4, 2005

VIA EDGAR AND FACSIMILE
Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Mr. Oscar M. Young, Jr., Senior Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Crawford & Company
       Form 10-K for Fiscal Year Ended December 31, 2004
       Filed March 15, 2005
       File No. 001-10356

Dear Mr. Rosenberg and Mr. Young:

We received your comment letter, dated September 26, 2005, on our 2004 Form 10-K. We noted that you asked us to respond to your letter within 10 business days or let you know when we will provide you with a response. As we discussed with Mr. Young in a telephone conversation on September 30th, we require more than 10 business days to respond to your letter. We can commit to providing you with a response by no later than Monday, October 31st.

Crawford & Company is in the claims adjusting business, and Hurricanes Katrina, Ophelia and Rita have put a significant strain on our internal resources. We would also like to discuss your letter and our response with our external auditors and our Audit Committee prior to responding, which would be difficult to accomplish within 10 business days.

Thank you for your consideration in this matter.


Sincerely,

/s/ John F. Giblin

John F. Giblin
Chief Financial Officer
Crawford & Company